

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Patrick Lavelle
President and Chief Executive Office
VOXX International Corporation
2351 J. Lawson Blvd.
Orlando, FL 32824

>   **Re: VOXX International Corporation**
>   **Form 10-K for the Fiscal Year Ended February 29, 2020**
>   **File No. 001-09532**

Dear Mr. Lavelle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services